UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

TELECOM ARGENTINA S.A.
(Name of Subject Company (Issuer))

FINTECH TELECOM, LLC
(Name of Filing Person (Offeror))

Class B Shares, par value 1 Peso per share and
American Depositary Depositary Shares, each representing rights to five Class B Shares
(Title of Class of Securities)

Class B Shares (ISIN ARP9028N1016)
American Depositary Shares (879273209)
(CUSIP Number of Class of Securities)

Erika Mouynes
c/o Fintech Advisory Inc.
375 Park Avenue
New York, NY 10152
(212) 593-4500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:
Richard J. Cooper, Esq.
Adam J. Brenneman, Esq.
Cleary, Gottlieb, Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

US$1,616,962,460.15	US$162,828.12

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)
Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Class B Shares, other than Class B Shares and ADSs owned directly or indirectly by the Filing Person at a purchase price of US$3.925 in cash per Class B Share. As of December 31, 2015, there were 466,883,425 outstanding Class B Shares (excluding treasury shares), of which 54,918,467 Class B Shares are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 411,964,958 outstanding Class B Shares.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.0001007 of the transaction valuation.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☒
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        THE INFORMATION CONTAINED HEREIN IS PRELIMINARY AND IS SUBJECT TO CHANGE AND COMPLETION. THE OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OR RECOMMENDATION OF AN OFFER TO SELL CLASS B SHARES (INCLUDING CLASS B SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES) OF TELECOM ARGENTINA S.A. ("TEO"), NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. AT THE TIME THE OFFER IS COMMENCED, FINTECH TELECOM, LLC (THE "BIDDER") WILL FILE AN AMENDED TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). TEO'S SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE AMENDED SCHEDULE TO AND RELATED TENDER OFFER DOCUMENTS WHEN THEY ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT TEO'S SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR CLASS B SHARES (INCLUDING CLASS B SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES).

        This Tender Offer Statement on this combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (this "Schedule TO") is being filed by Fintech Telecom, LLC (the "Bidder") and relates to the offer by the Bidder to purchase any and all (1) outstanding Class B ordinary shares, par value Ps. 1.00 per share (the "Class B Shares") held by U.S. Persons (as defined below) and (2) outstanding American Depositary Shares (each representing rights to five Class B Shares) (the "ADSs"), of Telecom Argentina S.A., a corporation organized under the laws of the Republic of Argentina ("TEO").

        The offer is being made on the terms and conditions set forth in the offer to purchase dated                    , 2016 (the "U.S. Offer to Purchase") attached hereto as Exhibit (a)(1)(i) and incorporated herein by reference and in the related documents (which, together with any amendments or supplements thereto, collectively constitute the "U.S. Offer"). The U.S. Offer is being made in conjunction with an offer by the Bidder in Argentina for all outstanding Class B Shares (but not ADSs) (the "Argentine Offer," and together with the U.S. Offer, the "Offers"). The price offered in the Argentine Offer is the same as the Offer Price in the U.S. Offer, payable in Argentine pesos in the case of the Argentine Offer. The Bidder does not intend to change the Offer Price and, while the Offers are open, will not purchase or make any arrangements to purchase Securities, other than pursuant to the Offers. This Schedule TO is intended solely for holders of Class B Shares that are U.S. residents (under the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and holders of ADSs representing rights to Class B Shares wherever located. The information set forth in the U.S. Offer to Purchase is incorporated herein by reference with respect to Items 1 through 13 of this Schedule TO. This Schedule TO is being filed on behalf of the Bidder.

Item 12.	Exhibits.

Exhibit Number	Title and Description
(a)(1)(i)	Offer to Purchase, dated , 2016.

(a)(1)(ii)*	U.S. Form of Acceptance for Shares.

(a)(1)(iii)*	U.S. Form of Withdrawal for Shares.

(a)(1)(iv)*	Form of Letter of Transmittal with respect to the ADSs.

(a)(1)(v)*	Form of Letter to Broker for ADSs.

(a)(1)(vi)*	Form of Letter to Clients for use by Broker for ADSs.

(a)(1)(vii)*	Form of Letter to Broker for Shares.

Exhibit Number	Title and Description
(a)(1)(viii)*	Form of Letter to Clients for use by Broker for Shares.

(a)(1)(ix)	Notice of Offer to Purchase Shares of Class B Shares Issued by Fintech Telecom LLC, as made public on February 24, 2016. (English translation) (incorporated herein by reference to Exhibit 1 of the Bidder's pre-commencement communication filing on Schedule TO on February 24, 2016).

(a)(1)(x)*	Form of summary advertisement published on , 2016.*

(a)(1)(xi)*	Text of Press Release issued by the Offerors on , 2016.*

(b)(i)	Amended and Restated Master Financing Agreement, dated as of March 16, 2016, between FIL and FAI (incorporated herein by reference to Exhibit 14 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(c)(i)	Valuation Report issued by Quantum Finanzas, S.A., an independent firm, dated March 17, 2016 (English translation) (incorporated herein by reference to Item 4 of TEO's report on Form 6-K furnished to the SEC on April 5, 2016).

(c)(ii)	Valuation Report issued by Buenos Aires Advisors, S.C., an independent firm, dated February 23, 2016 (English translation) (incorporated herein by reference to Item 5 of TEO's report on Form 6-K furnished to the SEC on April 5, 2016).

(c)(iii)	Valuation Report issued by Columbus MB, S.A., an independent firm, dated March 9, 2016 (English translation) (incorporated herein by reference to Item 6 of TEO's report on Form 6-K furnished to the SEC on April 5, 2016).

(d)(i)	Amended and Restated Deed of Adherence, dated as of October 24, 2014, among the TI Entities, the Bidder and the Werthein Group (incorporated herein by reference to Exhibit 1 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(ii)	Amended and Restated Drag Waiver Memorandum of Understanding, dated as of October 24, 2014, among W de Argentina—Inversiones S.A., Los W S.A., Messrs. Daniel Werthein, Adrian Werthein, Gerardo Werthein and Dario Werthein, and the TI Entities (incorporated herein by reference to Exhibit 2 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(iii)	Amended and Restated Guaranty, dated as of October 24, 2014, among the Bidder and the TI Entities (incorporated herein by reference to Exhibit 3 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(iv)	Amended and Restated Mutual Shareholder Release, dated as of October 24, 2014, among the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 4 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(v)	Amended and Restated Stock Purchase Agreement, dated as of October 24, 2014, among the Bidder, the TI Entities and TAR (incorporated herein by reference to Exhibit 5 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(vi)	Amended and Restated Third Amendment to the Shareholders' Agreement, dated as of October 24, 2014, among the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 6 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

Exhibit Number	Title and Description
(d)(vii)	Amended and Restated Transition Services Memorandum of Understanding, dated as of October 24, 2014, among the Bidder and the TI Entities (incorporated herein by reference to Exhibit 7 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(viii)	Amended and Restated Waiver, dated as of October 24, 2014, among the TI Entities and the Werthein Group, acknowledged by the Bidder (incorporated herein by reference to Exhibit 8 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(ix)	Drag Rights Letter Agreement, dated as of October 24, 2014, among the Bidder, the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 9 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(x)	Note Purchase Agreement, dated as of October 24, 2014, between TII and the Bidder (incorporated herein by reference to Exhibit 10 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xi)	Purchase Release, dated as of October 24, 2014, among the TI Entities and the Bidder (incorporated herein by reference to Exhibit 11 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xii)	Note Pledge Agreement, dated as of October 29, 2014, among the Bidder and the TI Entities (incorporated herein by reference to Exhibit 12 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xiii)	Replacement Note, dated as of March 8, 2016, issued by TII (incorporated herein by reference to Exhibit 13 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xiv)	Amendment No. 1 to the Amended and Restated Transition Services Memorandum of Understanding, dated as of June 8, 2016, among the TI Entities and the Bidder.

(f)	Not Applicable.

(g)	None.

(h)	None.

*
To be filed by amendment.

Item 13.    Information Required by Schedule 13E-3.

        The information set forth in the Offer to Purchase is incorporated by reference herein in answer to Items 1 through 16 of Schedule 13E-3, except to those items as to which information is specifically provided below.

Item 2 to Schedule 13E-3.    Subject Company Information

(e)	Prior Public Offerings: None.

Item 13 to Schedule 13E-3.    Financial Information

(a)(1)	TEO's audited consolidated financial statements included in pp. F-1 to F-98 of its annual report on Form 20-F for the fiscal year ended December 31, 2015 are incorporated herein by reference.
(a)(2)	Financial Information: Not Applicable.
(b)	Pro forma financial information: Not Applicable.

The financial information incorporated herein by reference may be obtained in the manner described under "Where You Can Find More Information About TEO" in "THE TENDER OFFER—Section 8. Certain Information About TEO" of the Offer to Purchase.

Item 14 to Schedule 13E-3.    Persons/Assets, Retained, Employed, Compensated or Used.

(b)	Employees and Corporate Assets: None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:                        , 2016

FINTECH TELECOM LLC
By:
Name:
Title:
By:
Name:
Title:

EXHIBIT INDEX

Exhibit Number	Title and Description
(a)(1)(i)	Offer to Purchase, dated , 2016.

(a)(1)(ii)*	U.S. Form of Acceptance for Shares.

(a)(1)(iii)*	U.S. Form of Withdrawal for Shares.

(a)(1)(iv)*	Form of Letter of Transmittal with respect to the ADSs.

(a)(1)(v)*	Form of Letter to Broker for ADSs.

(a)(1)(vi)*	Form of Letter to Clients for use by Broker for ADSs.

(a)(1)(vii)*	Form of Letter to Broker for Shares.

(a)(1)(viii)*	Form of Letter to Clients for use by Broker for Shares.

(a)(1)(ix)	Notice of Offer to Purchase Shares of Class B Shares Issued by Fintech Telecom LLC, as made public on February 24, 2016. (English translation) (incorporated herein by reference to Exhibit 1 of the Bidder's pre-commencement communication filing on Schedule TO on February 24, 2016).

(a)(1)(x)*	Form of summary advertisement published on , 2016.*

(a)(1)(xi)*	Text of Press Release issued by the Offerors on , 2016.*

(b)(i)	Amended and Restated Master Financing Agreement, dated as of March 16, 2016, between FIL and FAI (incorporated herein by reference to Exhibit 14 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(c)(i)	Valuation Report issued by Quantum Finanzas, S.A., an independent firm, dated March 17, 2016 (English translation) (incorporated herein by reference to Item 4 of TEO's report on Form 6-K furnished to the SEC on April 5, 2016).

(c)(ii)	Valuation Report issued by Buenos Aires Advisors, S.C., an independent firm, dated February 23, 2016 (English translation) (incorporated herein by reference to Item 5 of TEO's report on Form 6-K furnished to the SEC on April 5, 2016).

(c)(iii)	Valuation Report issued by Columbus MB, S.A., an independent firm, dated March 9, 2016 (English translation) (incorporated herein by reference to Item 6 of TEO's report on Form 6-K furnished to the SEC on April 5, 2016).

(d)(i)	Amended and Restated Deed of Adherence, dated as of October 24, 2014, among the TI Entities, the Bidder and the Werthein Group (incorporated herein by reference to Exhibit 1 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(ii)	Amended and Restated Drag Waiver Memorandum of Understanding, dated as of October 24, 2014, among W de Argentina—Inversiones S.A., Los W S.A., Messrs. Daniel Werthein, Adrian Werthein, Gerardo Werthein and Dario Werthein, and the TI Entities (incorporated herein by reference to Exhibit 2 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(iii)	Amended and Restated Guaranty, dated as of October 24, 2014, among the Bidder and the TI Entities (incorporated herein by reference to Exhibit 3 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

Exhibit Number	Title and Description
(d)(iv)	Amended and Restated Mutual Shareholder Release, dated as of October 24, 2014, among the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 4 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(v)	Amended and Restated Stock Purchase Agreement, dated as of October 24, 2014, among the Bidder, the TI Entities and TAR (incorporated herein by reference to Exhibit 5 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(vi)	Amended and Restated Third Amendment to the Shareholders' Agreement, dated as of October 24, 2014, among the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 6 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(vii)	Amended and Restated Transition Services Memorandum of Understanding, dated as of October 24, 2014, among the Bidder and the TI Entities (incorporated herein by reference to Exhibit 7 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(viii)	Amended and Restated Waiver, dated as of October 24, 2014, among the TI Entities and the Werthein Group, acknowledged by the Bidder (incorporated herein by reference to Exhibit 8 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(ix)	Drag Rights Letter Agreement, dated as of October 24, 2014, among the Bidder, the TI Entities and the Werthein Group (incorporated herein by reference to Exhibit 9 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(x)	Note Purchase Agreement, dated as of October 24, 2014, between TII and the Bidder (incorporated herein by reference to Exhibit 10 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xi)	Purchase Release, dated as of October 24, 2014, among the TI Entities and the Bidder (incorporated herein by reference to Exhibit 11 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xii)	Note Pledge Agreement, dated as of October 29, 2014, among the Bidder and the TI Entities (incorporated herein by reference to Exhibit 12 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xiii)	Replacement Note, dated as of March 8, 2016, issued by TII (incorporated herein by reference to Exhibit 13 of the Bidder's report on Schedule 13D furnished to the SEC on March 18, 2016).

(d)(xiv)	Amendment No. 1 to the Amended and Restated Transition Services Memorandum of Understanding, dated as of June 8, 2016, among the TI Entities and the Bidder.

(f)	Not Applicable.

(g)	None.

(h)	None.

*
To be filed by amendment.